Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(Dollars in millions)
For the Years Ended December 31,	2013		2012	2011	2010	2009
Income (loss) from continuing operations before income tax provision and cumulative effect of change in accounting principle	$(154.8)		$232.3	$322.1	$124.2	$89.4
(Income) loss recognized on less than fifty percent owned persons	15.3		(4.9)	(7.4)	(2.5)	18.6
Noncontrolling interest in the income of subsidiary with fixed charges	(7.6)		(9.4)	(8.8)	(8.0)	(6.3)
	$(147.1)		$218.0	$305.9	$113.7	$101.7
Fixed Charges:
Interest expense	$62.3		$68.8	$90.1	$60.7	$19.3
Portion of rents deemed to be interest	7.5		8.3	7.1	7.0	7.1
Capitalized interest	45.7		24.5	12.1	12.5	39.0
Debt extinguishment costs	—		—	—	—	9.2
Amortization of debt expense	3.8		3.5	3.6	3.1	2.1
Fixed Charges excluding capitalized interest	119.3		105.1	112.9	83.3	76.7
Earnings adjustments:
Capitalized interest	(45.7)		(24.5)	(12.1)	(12.5)	(39.0)
Earnings, as adjusted	$(73.5)		$298.6	$406.7	$184.5	$139.4
Ratio of earnings to fixed charges	—	(1)	2.8	3.6	2.2	1.8

(1) For the year ended December 31, 2013, fixed charges exceeded earnings by $192.8 million.